SUMMIT FINANCIAL GROUP, INC.

300 North Main Street

Moorefield, West Virginia

(304) 530-1000

Via EDGAR

October 24, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Donald Field

Re:	Summit Financial Group, Inc.

Registration Statement on Form S-4 (as amended)

File No. 333-234145

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Summit Financial Group, Inc., a West Virginia corporation (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-234145) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on October 28, 2019, or as soon as practicable thereafter.

The Company hereby authorizes Heather Archer Eastep of Hunton Andrews Kurth LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Eastep at (202) 955-1954 and that such effectiveness also be confirmed in writing.

Respectfully,

SUMMIT FINANCIAL GROUP, INC.

/s/ Robert S. Tissue

Robert S. Tissue

Executive Vice President and Chief Financial Officer

cc:	Heather Archer Eastep, Hunton Andrews Kurth LLP

Sumaira Shaikh, Hunton Andrews Kurth LLP